Exhibit 19.16

REPORT ON MSHA VIOLATIONS IN TERMS OF THE DODD-FRANK ACT

The following disclosures are provided pursuant section 1503(a) to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) made law in July 2010, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”), which is administered by the U.S. Department of Labour’s Mine Safety and Health Administration (“MSHA”).

U.S. Mine Safety Information. Whenever MSHA believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator (e.g. our subsidiary, Cripple Creek & Victor Gold Mining) must abate the condition or practice cited. In some situations, such as when an MSHA inspector believes that the condition or practice cited as a violation of a standard is characterised as significant and substantial and results from an unwarrantable failure to comply on the part of the mine operator, MSHA may issue an order removing miners from the area of the mine affected by the condition or practice until the alleged violation is corrected. When MSHA issues a citation or order, it proposes a civil penalty, or fine, as a result of the alleged violation. Penalty amounts are affected by such factors as the degree of negligence assessed, the gravity, and the history of violations that have resulted in final determinations. Citations, orders and penalty assessments can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments issued vary depending on such factors as the size and type of the mine, the history of violations, gravity and negligence determinations, MSHA enforcement policies and practices.

The following table reflects all violations, citations and orders issued to the company or its on-site contractors by MSHA during the fiscal year ended 31 December 2013 and pending legal actions before the Federal Mine Safety and Health Review Commission (the “Commission”) as of 31 December 2013. The proposed assessments for the year ended 31 December 2013 were taken from data maintained by Cripple Creek & Victor.

Mine(1)	Section 104(a) Citations(2)	Section 104(b) Orders(3)	Section 104(d) Citations and Orders(4)	Section 110(b)(2) Violations(5)	Section 107(a) Orders(6)	($ in millions) Proposed MSHA Assessments(7)	Fatalities	Pending Legal Actions(8)

Cresson Project 05-03695 (AGA)	17	-	-	-	-	-	-	-

Cresson Project 05-03695 (Contractors)	11	-	-	-	-	-	-	-

(1)

The definition of mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools and minerals preparation facilities.

(2)

Section 104(a) Citations: Citations received from MSHA under section 104(a) of the Mine Act, which includes alleged violations of health or safety standards. All alleged violations, including citations and withdrawal orders are required to have assessments made of gravity and negligence which affect the penalty amount proposed. Any 104 (a) citation may also be characterised as one that is reasonably likely to contribute to a reasonably serious injury or illness and is thus, designated as significant and substantial. No Section 104 Citations were subject to contest as of 31 December 2013.

(3)

Section 104(b) Orders: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a condition or practice cited in a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition(s) until MSHA determines that the conditions have been abated or corrected.

(4)	Section 104(d) Citations and Orders: Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.
(5)

Section 110(b)(2) Violations: Flagrant assessments issued by MSHA under section 110(b)(2) of the Mine Act. This is an increase in assessment amount potential for an enforcement action based on a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a standard that caused or could cause death or serious injury.

(6)	Section 107(a) Orders: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.
(7)	Represents the total dollar value of the proposed assessment from MSHA under the Mine Act pursuant to the citations and or orders preceding such dollar value in the corresponding row.

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(8)

Pending Legal Actions: Pending legal actions before the Commission as required to be reported by Section 1503(a)(3) of the Act. The Commission is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under Section 105 of the Mine Act. The following is a brief description of the types of legal actions that may be brought before the Commission for events occurring at a gold mining operation.

—	Contests of Citations and Orders – A contest proceeding may be filed with the Commission by operators, miners, or miners’ representatives to challenge the issuance by MSHA of a citation or order.
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Contests of Proposed Penalties (Petitions for Assessment of Penalties) – A contest of a proposed penalty is an administrative proceeding before the Commission challenging such aspects of the enforcement action as the fact of the violation, negligence, gravity, and/or the penalty amount, assessed for citations and orders.

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Complaints for Compensation – A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.

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Complaints of Discharge, Discrimination or Interference – A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint.

—

Temporary Reinstatement Proceedings – Temporary reinstatement proceedings involve cases in which a miner has filed a complaint with MSHA stating he or she has suffered discrimination and the miner has lost his or her position.

(9)

Pattern or Potential Pattern of Violations: During the year ended 31 December 2013, the mine operated by us did not receive from MSHA any notifications of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

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